Filed pursuant to Rule 424(b)(7)
Registration No. 333-185626

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 21, 2012)

SL Green Realty Corp.

812,755

Common Stock

This prospectus supplement supplements and amends the prospectus dated December 21, 2012, as supplemented by the prospectus supplement dated December 21, 2012 filed pursuant to Rule 424(b)(1) (as so supplemented, the “Prospectus”).

This prospectus supplement relates to the sale of up to 652,556 shares of our common stock, par value $0.01 per share (the “Common Stock”). The Prospectus may be used by the selling stockholder identified in this prospectus supplement (the “Selling Stockholder”) to resell shares of our Common Stock which may, under certain circumstances, be issued to the Selling Stockholder upon the exchange or redemption of the 3.00% Exchangeable Senior Notes due 2017 (the “Notes”) issued by SL Green Operating Partnership, L.P., in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, on October 12, 2010, a portion of which is held by the Selling Stockholder.  This prospectus supplement also registers the resale of an additional 160,199 shares of Common Stock that may be issuable in the future in the event of an adjustment in the exchange rate related to the Notes.

This prospectus supplement should be read in conjunction with and accompanied by the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

The section entitled “Selling Stockholders” in the prospectus supplement dated December 21, 2012 is hereby amended by the addition of the information set forth in the table below with respect to the shares of our Common Stock held by the Selling Stockholder. Accordingly, references in the Prospectus to selling stockholder shall, pursuant to this prospectus supplement, be deemed to include the Selling Stockholder.

Pursuant to this prospectus supplement, we are registering the resale of up to 812,755 shares of Common Stock owned by the Selling Shareholder. In addition, as described in the section headed “Plan of Distribution” in the prospectus supplement dated December 21, 2012, the Selling Stockholder may pledge or grant a security interest in some or all of the shares of our Common Stock registered pursuant to this prospectus supplement owned by the Selling Stockholder and, if either Selling Stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of Common Stock from time to time under this Prospectus.

The registration of the resale of the Common Stock to which this prospectus supplement relates does not necessarily mean that the Notes will be exchanged or redeemed for Common Stock or that any shares of Common Stock received upon any such exchange or redemption will be sold by the Selling Stockholder. Nothing in the Prospectus shall be deemed to amend or alter in any respect the provisions of the indenture that governs the terms of the Notes.

The information presented regarding the Selling Stockholder is based upon representations made by the Selling Stockholder to us. Beneficial ownership is determined in accordance with the rules of the Commission and, in general, stockholders having voting or investment power with respect to a security are beneficial owners of that security.

The following table was prepared assuming that the Selling Stockholder holding the Notes elects to cause us to exchange their Notes and we issue shares of Common Stock in satisfaction of such exchange request, the Selling Stockholder sells or otherwise distributes all of the shares of Common Stock beneficially owned by it that are registered by us and that the Selling Stockholder does not acquire any additional shares of Common Stock. As the Selling Stockholder may sell all, some or none of its shares of Common Stock, no estimate can be made of the aggregate number of shares of Common Stock that are to be offered hereby, or the aggregate number of shares of Common Stock that will be owned by the Selling Stockholder upon completion of the offering to which this prospectus supplement relates.

	Ownership Before Offering		Securities Offered by this Prospectus Supplement	Ownership After Offering
Name of Selling Stockholder	Common Stock	% of Common Stock outstanding	Common Stock	Common Stock (1)	% of Common Stock

Hudson Bay Fund LP (2)(3)	652,556	*	652,556	—	—
Total: (2)	812,755	*	812,755	—	—

*                                         Represents less than 1% of our outstanding Common Stock, which comprised 99,582,595 shares of Common Stock (excluding treasury shares) as of May 20, 2015.

(1)                                 Assumes that the Selling Stockholder sells or otherwise distributes all of the Common Stock that is covered by this prospectus supplement to third parties and neither acquires nor disposes of any other shares of our Common Stock subsequent to the date of which we obtained information regarding such selling stockholder’s holdings.

(2)                                 Represents the maximum number of shares of our Common Stock issuable in exchange for all of the Selling Stockholder’s Notes, based on the current exchange rate of 12.1632 shares of our Common Stock per $1,000 principal amount of the Notes. This exchange rate is, however, subject to adjustment from time to time in accordance with the provisions of the indenture that governs the terms of the Notes. As a result, this prospectus supplement also registers an additional 160,199 shares of our Common Stock, which represents the maximum number of additional shares of Common Stock that may be issuable in the future if the exchange rate is increased to the maximum rate set forth in the indenture that governs the terms of the Notes. Any such exchange rate adjustment shall automatically be applied to the this table in determining the number of shares of Common Stock registered on behalf of the Selling Stockholder.

(3)                                 Hudson Bay Capital Management LP, the investment manager of Hudson Bay Fund LP, has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP.  Each of Hudson Bay Fund LP and Sander Gerber disclaims beneficial ownership over these securities. The registered address of Hudson Bay Capital Management LP is 777 Third Avenue–30th Floor, New York, New York 10017.

Investing in our Common Stock involves risks. See “Risk Factors” on page S-1 of the prospectus supplement dated December 21, 2012, page 3 of the accompanying prospectus and page 12 of our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of the securities referred to herein or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 22, 2015.